Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002
UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE PERIOD ENDED 30TH JUNE 2010
(Rs.in crore except as stated)

				Previous
				accounting Year
		Quarter ended	Quarter ended	ended
S.		30.06.2010	30.06.2009	31.03.2010
No.	Particulars	(Unaudited)	(Unaudited)	(Audited)
1	a) Net Sales/Income from Operations	5,924.50	4,580.16	24,500.60
	b) Other Operating Income	45.75	20.95	181.85
	Total Income	5,970.25	4,601.11	24,682.45
2	Expenditure
	a) (Increase)/decrease in stock in trade and work in progress	(246.34)	(335.13)	(198.16)
	b) Consumption of raw materials #	2,923.57	2,410.86	12,244.34
	c) Purchases of traded goods	1.72	43.53	93.22
	d) Employees Cost	283.69	173.09	853.96
	e) Depreciation	217.04	173.64	749.79
	f) Power, Fuel & Water	558.42	467.10	1,953.38
	g) Other expenditure	951.84	730.81	3,260.71
	Total Expenditure	4,689.94	3,663.90	18,957.24
3	Profit from Operations before Other Income, Interest & Exceptional Items	1,280.31	937.21	5,725.21
4	Other Income	691.49	378.33	1,703.55
5	Profit before Interest & Exceptional Items	1,971.80	1,315.54	7,428.76
6	Interest & Finance Charges @	140.85	161.19	489.78
7	Profit after Interest but before Exceptional Items	1,830.95	1,154.35	6,938.98
8	Exceptional expenses	—	—	296.96
9	Profit from Ordinary Activities before tax after Exceptional Items	1,830.95	1,154.35	6,642.02
10	Tax expenses including Current & Deferred	368.46	230.48	1,232.97
11	Net Profit from Ordinary activities after Tax	1,462.49	923.87	5,409.05
12	Extraordinary Items (net of tax)	—	—	—
13	Net Profit for the period after Exceptional Items	1,462.49	923.87	5,409.05
14	Minority Interest	375.58	321.93	1,724.08
15	Consolidated share in the Profit/(Loss) of Associate	(78.48)	70.72	58.77
16	Net Profit after tax attributable to Consolidated Group after Exceptional Items	1,008.43	672.66	3,743.74
17	Paid-up equity share capital (Face value of Re. 1 each) (Corresponding quarter and previous year Rs. 2 per share) (refer Note 3)	336.12	141.70	168.08
18	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)			36,843.92
19	Earnings Per Share (Rs.) (Not annualised)* (refer Note 3)
	—Basic EPS	3.00 *	2.37 *	11.70
	—Diluted EPS	2.83 *	2.37 *	11.46
20	Public Shareholding (Excluding shares against which ADRs are issued)
	Number of Shares	1,103,272,266	204,514,699	277,785,648
	Percentage of Shareholding	32.82%	28.87%	33.05%
21	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued)
(a)	Pledged/Encumbered
	— Number of Shares	—	—	—
	— Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—
(b)	Non-encumbered
	— Number of Shares	1,774,568,852	437,177,498	437,622,694
	— Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%
	— Percentage of shares (as a % of the total share capital of the Company)	52.80%	61.71%	52.07%
	# Comprises (net) of exchange (gain)/loss — Rs. 81.34 crore in Q1 FY 2011, Rs. (6.85) crore in Q1 FY 2010 & Rs. (295.06) crore in FY 2009-10.
	@ Comprises (net) of exchange loss — Rs. 68.98 crore in Q1 FY 2011, Rs. 89.97crore in Q1 FY 2010 & Rs.153.81 crore in FY 2009-10.

				Previous
				accounting Year
		Quarter ended	Quarter ended	ended
S.		30.06.2010	30.06.2009	31.03.2010
No.	Segment Information	(Unaudited)	(Unaudited)	(Audited)
1	Segment Revenue
a)	Copper	2,905.91	2,176.02	12,535.88
b)	Aluminium	665.93	638.57	2,836.72
c)	Zinc, Lead and Silver	1,927.72	1,489.16	7,943.39
d)	Power	258.67	198.59	804.34
e)	Others	220.79	136.80	612.79
	Total	5,979.02	4,639.14	24,733.12
Less:	Inter Segment Revenues	54.52	58.98	232.52
	Net Sales/Income from Operations	5,924.50	4,580.16	24,500.60
2	Segment Results
	(Profit before tax & interest)
a)	Copper	187.75	107.59	641.84
b)	Aluminium	49.65	75.00	378.21
c)	Zinc, Lead and Silver	905.05	700.98	4,446.42
d)	Power	117.49	83.48	342.04
e)	Others	42.70	(8.98)	10.38
	Total	1,302.64	958.07	5,818.89
Less:	Interest & Finance Charges	140.85	161.19	489.78
Add:	Other unallocable income net off expenses	669.16	357.47	1,609.87
Less:	Exceptional expenses	—	—	296.96
	Profit before Tax	1,830.95	1,154.35	6,642.02
3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	4,730.43	3,589.46	3,872.22
b)	Aluminium	6,410.98	5,598.28	5,923.70
c)	Zinc, Lead and Silver	7,750.76	5,659.95	7,179.35
d)	Power	6,568.14	4,783.31	6,466.94
e)	Others	395.48	345.28	364.18
f)	Unallocable	20,782.05	13,632.08	21,615.17
	Total	46,637.84	33,608.36	45,421.56

Notes:-

1	The consolidated and standalone results for the quarter ended 30th June 2010 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on 26th July, 2010 approved the above results and their release.

2	During the quarter ended 30th June 2010, the Company has incorporated “Vizag General Cargo Berth Private Limited” as its wholly owned Subsidiary and invested Rs.0.01 crore in its equity shares.

3	As approved by the shareholders in annual general meeting held on 11th June 2010, during the quarter ended 30th June 2010, each equity share of Rs. 2 has been subdivided into 2 equity shares of Re 1/- each fully paid up, and the bonus shares in the ratio of 1:1 post subdivision have been issued by capitalising the Security Premium Account. This has resulted in increase in issued and paid up equity share capital from Rs. 168.08 crore to Rs. 336.12 crore. Accordingly, the Earnings Per Share for the quarter ended 30th June 2009 and Year ended 31st March 2010 have been reworked to give the effect of subdivision and bonus shares in accordance with Accounting Standard (AS) 20 on “Earnings Per Share” .

4	Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 1.17 crore for the quarter ended 30th June 2010 (corresponding previous quarter Rs. 1.17 crore) and the net profit after tax for the quarter ended 30thJune 2010 being lower by Rs. 0.78 crore (corresponding previous quarter Rs.0.77 crore). This treatment, being in preference to the requirements of Accounting Standards, has been reported by the auditors.

5	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 — ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, the other income would have been lower by Rs 164.96 crore, interest & finance charges would have been lower by Rs 22.42 crore and profit after tax would have been lower by Rs. 103.87 crore for the quarter ended 30th June 2010.

6	The Central Excise Department has issued a exparte notice for reversal of Cenvat credit of Rs 315 crore along with interest of Rs 8.78 crore for non compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non return of job work challans for the period March to September 2009 within stipulated time. In addition, the Department has also alleged violation of Advance license conditions for the period 2005-2009. No show cause notice in this regard has been served on the Company. The Company has obtained a Writ for stay on recoveries/ further proceedings from the Honourable Madras High Court, Madurai Bench, in both the matters. The Company has also been legally advised that the alleged charges are not legally sustainable and there is no financial liability on the Company.

7	As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: -

The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime and dore (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products (c) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, Infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

8	Consolidated Financial Statements have been prepared in accordance with the Accounting Standard 21 — “Consolidated Financial Statements and Accounting for Investments in Subsidiaries in Separate Financial Statements” and Accounting Standard 23 “Investment in Associates in Consolidated Financial Statements”.

9	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

10	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis are as follows:
Rs. In crore

			Previous
			accounting Year
	Quarter ended	Quarter ended	ended
	30.06.2010	30.06.2009	31.03.2010
Particulars	(Unaudited)	(Unaudited)	(Audited)
Net Sales/Income from Operations	3,187.97	2,364.46	13,114.28
Profit Before Tax after exceptional items	575.64	145.35	947.80
Profit After Tax after exceptional items	419.43	112.70	831.50

11	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 30th June 2010: Beginning 1, Received 6, Disposed off 6, Pending 1.

12	Previous Period/Year figures have been regrouped / rearranged / reworked wherever necessary.
By order of the Board

Place: Mumbai	Anil Agarwal
Dated : 26th July, 2010	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex,
Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002
UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE PERIOD ENDED 3OTH JUNE 2010

(Rs.in crore except as stated)

				Previous
				accounting Year
		Quarter ended	Quarter ended	ended
S.		30.06.2010	30.06.2009	31.03.2010
No.	Particulars	(Unaudited)	(Unaudited)	(Audited)
1	(a) Net Sales/Income from Operations	3,187.97	2,364.46	13,114.28
	(b) Other Operating Income	12.99	2.27	10.22
	Total Income	3,200.96	2,366.73	13,124.50
2	Expenditure
	a. (Increase)/decrease in stock in trade and work in progress	38.09	(326.14)	(339.79)
	b. Consumption of raw materials #	2,719.80	2,375.83	11,993.85
	c. Purchases of traded goods	1.72	43.53	93.22
	d. Employees Cost	20.82	18.90	77.28
	e. Depreciation	38.07	37.18	150.64
	f. Other expenditure	239.83	193.48	790.08
	Total Expenditure	3,058.33	2,342.78	12,765.28
3	Profit from Operations before Other Income, Interest & Exceptional Items	142.63	23.95	359.22
4	Other Income	549.19	183.99	1,125.36
5	Profit before Interest & Exceptional Items	691.82	207.94	1,484.58
6	Interest & Finance Charges @	116.18	62.59	263.25
7	Profit after Interest but before Exceptional Items	575.64	145.35	1,221.33
8	Exceptional expenses	—	—	273.53
9	Profit from Ordinary Activities before tax after Exceptional Items	575.64	145.35	947.80
10	Tax expenses including Current & Deferred	156.21	32.65	116.30
11	Net Profit from Ordinary activities after Tax	419.43	112.70	831.50
12	Extraordinary Items (net of tax)	—	—	—
13	Net Profit for the period after Exceptional Items	419.43	112.70	831.50
14	Paid-up equity share capital (Face value of Re. 1 each) (Corresponding quarter and previous year Rs. 2 per share) (refer Note 3)	336.12	141.70	168.08
15	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)			22,100.00
16	Earnings Per Share (Rs.) (Not annualised)* (refer Note 3)
	—Basic EPS	1.25 *	0.40 *	2.60
	—Diluted EPS	1.12 *	0.40 *	2.46
17	Public Shareholding (Excluding shares against which ADRs are issued)
	— Number of Shares	1,103,272,266	204,514,699	277,785,648
	— Percentage of Shareholding	32.82%	28.87%	33.05%
18	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued)
(a)	Pledged/Encumbered
	— Number of Shares	—	—	—
	— Percentage of shares	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
(b)	Non-encumbered
	— Number of Shares	1,774,568,852	437,177,498	437,622,694
	— Percentage of shares	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	— Percentage of shares	52.80%	61.71%	52.07%
	(as a % of the total share capital of the Company)
	# Comprises (net) of exchange (gain)/loss — Rs. 23.83 crore in Q1 FY 2011, Rs. (8.69) crore in Q1 FY 2010 & Rs. (261.27) crore in FY 2009-10.
	@ Comprises (net) of exchange loss — Rs. 52.25 crore in Q1 FY 2011, Rs. 9.24 crore in Q1 FY 2010 & Rs. 6.81 crore in FY 2009-10.

				Previous
				accounting Year
		Quarter ended	Quarter ended	ended
S.		30.06.2010	30.06.2009	31.03.2010
No.	Segment Information	(Unaudited)	(Unaudited)	(Audited)
1	Segment Revenue
a)	Copper	3,000.64	2,239.48	12,579.03
b)	Phosphoric Acid	220.79	136.80	612.79
c)	Others	—	—	—
	Total	3,221.43	2,376.28	13,191.82
	Less: Inter Segment Revenues	33.46	11.82	77.54
	Net Sales/Income from Operations	3,187.97	2,364.46	13,114.28
2	Segment Results
	(Profit before tax & interest)
	Copper	110.06	54.56	398.03
	Phosphoric Acid	43.00	(8.74)	11.18
	Others	(0.10)	(0.10)	0.07
	Total	152.96	45.72	409.28
	Less : Interest & Finance Charges	116.18	62.59	263.25
	Add: Other unallocable income net off expenses	538.86	162.22	1,075.30
	Less: Exceptional expenses	—	—	273.53
	Profit before Tax	575.64	145.35	947.80
3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	3,797.64	3,198.12	3,187.31
b)	Phosphoric Acid	354.06	304.24	323.29
c)	Others	7.40	7.59	7.46
d)	Unallocated	18,479.53	10,802.62	18,750.02
	Total	22,638.63	14,312.57	22,268.08

Notes:-

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on 26th July, 2010 approved the above results and its release.

2	During the quarter ended 30th June 2010, the Company has incorporated “Vizag General Cargo Berth Private Limited” as its wholly owned Subsidiary and invested Rs.0.01 crore in its equity shares.

3	As approved by the shareholders in annual general meeting held on 11th June 2010, during the quarter ended 30th June 2010, each equity share of Rs. 2 has been subdivided into 2 equity shares of Re 1/- each fully paid up, and the bonus shares in the ratio of 1:1 post subdivision have been issued by capitalising the Security Premium Account. This has resulted in increase in issued and paid up equity share capital from Rs. 168.08 crore to Rs. 336.12 crore. Accordingly, the Earnings Per Share for the quarter ended 30th June 2009 and Year ended 31st March 2010 have been reworked to give the effect of subdivision and bonus shares in accordance with Accounting Standard (AS) 20 on “Earnings Per Share” .

4	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 — ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, the other income would have been lower by Rs 164.96 crore, interest & finance charges would have been lower by Rs 22.42 crore and profit after tax would have been lower by Rs. 103.87 crore for the quarter ended 30th June 2010.

5	The Central Excise Department has issued a exparte notice for reversal of Cenvat credit of Rs 315 crore along with interest of Rs 8.78 crore for non compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non return of job work challans for the period March to September 2009 within stipulated time. In addition, the Department has also alleged violation of Advance license conditions for the period 2005-2009. No show cause notice in this regard has been served on the Company. The Company has obtained a Writ for stay on recoveries/ further proceedings from the Honourable Madras High Court, Madurai Bench, in both the matters. The Company has also been legally advised that the alleged charges are not legally sustainable and there is no financial liability on the Company.

6	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

7	“Others” business segment represents Aluminium Foils division.

8	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 30th June 2010: Beginning 1, Received 6, Disposed off 6, Pending 1.

9	Previous Period/Year figures have been regrouped / rearranged / reworked wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal
Dated : 26th July, 2010	Chairman